February 7, 2005




Via facsimile and U.S. Mail

Dwight J. Goslee
Executive Vice President, Strategic Development
Conagra Foods, Inc.
One Conagra Drive
Omaha, Nebraska 68102-5001

Re:	Conagra Foods, Inc.
	Form 10-K for the year ended May 30, 2004
	Form 10-Q for the quarterly period ended November 28, 2004
 	File number 1-7275

Dear Mr. Goslee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended May 30, 2004

Management`s Discussion & Analysis, Page 54

1. Please expand MD&A, including Critical Accounting Policies, to clearly provide the following information with respect to your pension plans:

(a) The significant assumptions and estimates used to account for pension plans and how those assumptions are determined; for example, the method (arithmetic/simple averaging or geometric/compound averaging) and source of return data used to determine the expected return assumption and the assumptions, estimates and data sources used to determined the discount rate;

(b) 	The effect the pension plans had on results of operations,
cash
flow and liquidity, including the total amount of expected pension returns included in earnings and the amount of cash outflows used to fund the pension plan;

(c)	Any expected change in pension trends, including known
changes
in the expected return assumption and discount rate to be used during the next year and the reasonably likely impact of the known change in assumption on future results of operation and cash flows;

(d)	The amount of current unrecognized losses on pension assets
and
the estimated effect of those losses on future pension expense;
and

(e) A sensitivity analysis that expresses the potential change in expected pension returns that would result from hypothetical changes to pension assumptions and estimates.

		Liquidity and Capital Resources, Page 62

2. Expand your discussion of the cash generated from operating activities to provide explanations of the underlying reasons for the changes in your working capital accounts. Within your revised discussion you should consider addressing whether the material line item changes are indicative of a trend or are non-recurring in nature. Please refer to FRC Section 501.13 for additional guidance.



Critical Accounting Estimates, Page 65

3. The disclosures of your critical accounting policies appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. These critical accounting policies appear to have critical judgment and estimation attributes, but the disclosures you provide do not sufficiently address these attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

		Please refer to FRC Section 501.14 for further guidance.

Notes to Consolidated Financial Statements, Page 73

		Goodwill and Other Identifiable Intangible Assets, Page
81

4. Please provide detail of the items included in your non-amortizable intangible asset account balance. Provide a detailed analysis to support your position that these intangible assets have an indefinite useful life. Also, please explain to us in detail how you evaluate them for impairment under FASB Statement No.142.

		Pre-Tax Income and Income Taxes, Page 85

5. We note during fiscal year 2004 you reduced the valuation allowance associated with the capital loss carryforwards (from fresh beef and pork divestiture) when you determined sufficient capital gains would be generated from the termination of interest rate swap agreements and the disposition of UAP North America which enabled you to realize the benefit of the deferred tax asset. Supplementally tell us why you did not consider such factors in your realization test in fiscal year 2003, and why you believe the adjustment to the valuation allowance in fiscal year 2004 should be considered a change in accounting estimate.

Form 10-Q for the quarterly period ended November 28, 2004

Note 2. Discontinued Operations and Divestitures, Page 9

	Fresh Beef and Pork Divestitures, Page 10

6. Please supplementally provide further detail on the transactions related to fresh beef and pork divestitures entered into during fiscal year 2005. In your response, please include the following:

(a) Details on the agreement reached with affiliates of Swift
Foods
by which the company took control and ownership of approximately
$300
million of the net assets of the cattle feeding business, including feedlots and live cattle.

(b) How you accounted for the acquisition and sale of cattle feeding business, including feedlots and live cattle and the accounting guidance applied.

(c) 	Status of note receivable (maturing in September 2004) issued in
connection with the sale of cattle feeding business.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yong Choi, Staff Accountant at (202) 824-5682 or
Jenifer Gallagher, Senior Staff Accountant at (202) 942-1923 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions.


Sincerely,


H. Roger Schwall
Assistant Director


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Conagra Foods, Inc.
February 7, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE